U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

Tongsha Industrial Estate, East District

Dongguan, Guangdong

People’s Republic of China 523217

+86 769-8875-3300

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Explanatory Note:

On June 4, 2020, the Registrant announced its unaudited financial results for the first six months of fiscal year 2020.

Summary Financial Results

	Six Months Ended December 31,
(USD, except for %)	2019	2018	% Change
Sales	$11,476,555	$12,836,651	(10.6)%
Cost of sales	(7,695,649)	(8,208,059)	(6.2)%
Gross profit	3,780,906	4,628,592	(18.3)%
Operating expenses
Selling expenses	933,861	1,155,750	(19.2)%
General and administrative expenses	2,936,038	2,821,646	4.1%
Research and development expenses	148,528	538,680	(72.4)%
Total operating expenses	4,018,427	4,516,076	(11.0)%
(Loss) income from operations	(237,521)	112,516	(311.1)%
Other income (expenses)
Interest income (expense), net	(125,384)	400,104	(131.3)%
Foreign transaction exchange gain	46,905	526,745	(91.1)%
Other income (expense)	(3,766)	16,322	(123.1)%
Total other income (expenses)	(82,245)	943,171	(108.7)%
(Loss) income before income taxes	(319,766)	1,055,687	(130.3)%
Provision for income taxes	104,730	329,096	(68.2)%
Net (loss) income	$(424,496)	$726,591	(158.4)%

Financial Results for Six Months Ended December 31, 2019

Revenues

Revenues decreased by approximately $1.4 million, or 10.6%, to approximately $11.5 million for the six months ended December 31, 2019 from approximately $12.8 million for the six months ended December 31, 2018. The decrease in revenue was primarily attributable to the decrease of sales volume of 43.90%, offset by the increase of average selling price of 59.4% as compared to the six months ended December 31, 2018.

The decrease in sales volume was mainly due to two reasons: (1) During the six months ended December 31, 2019, in order to improve some lower margin traditional products from our current product offering structure, we started to upgrade our lines of traditional pet leashes, pet collars, pet harnesses, gift suspenders, and other pet accessory products, while shifting our focus and resources to produce and promote the sales of higher margin intelligent pet products. As sales efforts shifted from certain traditional pet leashes, pet collars and pet harnesses products to these intelligent pet products, our sales volume of our pet leashes, pet collars, pet harnesses, other pet accessories, gift suspenders and retractable dog leashes decreased. (2) Due to the negative impact from the ongoing trade dispute between China and the United States, several of our major customers located in the United States reduced their purchase orders from us during the six months ended December 31, 2019. The China-US trade dispute started in September 2018 and the tariff for some products has jumped from 10% to 25%, since May 10, 2019. Such tariffs have affected the pricing of affected products as well, as we have historically absorbed such tariff costs within the price of products we sell. We anticipate a further reduction of our export sales to the United States in the coming months due to uncertainties arising from the China-US continuous dispute on the trade deals as well as the negative impact from the COVID-19 outbreak and spread.

The increase in our average selling price by 59.4% during the six months ended December 31, 2019 as compared to the same period of 2018 was largely due to increased sales of our intelligent pet products, which sell at higher average selling prices than our traditional products. Our intelligent pet products sales account for approximately 18.4% of our total sales during the six months ended December 31, 2019, as compared to approximately 4.4% in the same period of 2018.

Revenue by Product Type

Our pet collars, pet leashes, intelligent pet products, gift suspenders, pet harnesses, other pet accessories and retractable dog leashes accounted for 24.1%, 22.1%, 18.4%, 14.5%, 8.9%, 4.5% and 3.7% of our total sales, respectively, during the first half of fiscal 2020, as compared to 26.7%, 24.1%, 4.4%, 16.2%, 14.6%, 8.1% and 5.9% of our total sales, respectively, during the first half of fiscal 2019.

2

Sales of climbing hooks to sport equipment companies accounted for 3.8% of our total sales during the six months ended December 31, 2019. We had no such sales in the same period of 2018.

	Revenue by Product Type
	For the six months ended December 31,
	2019		2018
Product category	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance %
Pet collars	$2,764,380	24.1%	$3,423,555	26.7%	$(659,175)	(19.3)%
Pet leashes	2,533,043	22.1%	3,094,754	24.1%	(561,711)	(18.2)%
Intelligent pet products	2,110,239	18.4%	568,474	4.4%	1,541,765	271.2%
Gift suspenders	1,661,916	14.5%	2,074,218	16.2%	(412,302)	(19.9)%
Pet harnesses	1,025,927	8.9%	1,875,311	14.6%	(849,384)	(45.3)%
Other pet accessories	511,782	4.5%	1,037,831	8.1%	(526,049)	(50.7)%
Retractable dog leashes	427,183	3.7%	762,508	5.9%	(335,325)	(44.0)%
Climbing hooks	442,085	3.8%	-	-	442,085	100%
Total	$11,476,555	100.0%	$12,836,651	100.0%	$(1,360,096)	(10.6)%

	Quantity sold for six months ended December 31,			% of	Average unit price for six months ended December 31,
	2019	2018	Quantity variance	Quantity variance	2019	2018	Price Difference
Pet collars	$1,060,207	2,384,063	$(1,323,856)	(55.5)%	$2.6	$1.4	$1.2
Pet leashes	572,412	1,222,145	(649,733)	(53.2)%	4.4	2.5	1.9
Intelligent pet products	58,361	20,043	38,318	191.2%	36.2	28.4	7.8
Gift suspenders	4,054,922	6,016,973	(1,962,051)	(32.6)%	0.4	0.3	0.1
Pet Harnesses	363,870	967,215	(603,345)	(62.4)%	2.8	1.9	0.9
Other pet accessories	484,047	1,638,656	(1,154,609)	(70.5)%	1.1	0.6	0.5
Retractable dog leashes	86,962	164,485	(77,523)	(47.1)%	4.9	4.6	0.3
Climbing hooks	323,263	-	323,263	100%	1.4	-	1.4
Total	$7,004,044	12,413,580	(5,409,536)	(43.6)%	$1.6	$1.0	$0.6

Pet collars

Revenue from pet collars decreased by approximately $0.6 million, or 19.3%, from $3.4 million for the six months ended December 31, 2018, to $2.8 million for the six months ended December 31, 2019. The decrease was mainly driven by a 55.5% or approximately 1.3 million units decrease in sales volume, offset by an increased average unit selling price of $1.2 per unit during the six months ended December 31, 2019 as compared to the same period of 2018.

The decrease in sales volume was the result of our reduced production and sales of traditional pet products, as well as reduced sales orders received from several large customers in the United States affected by the negative impact of the ongoing trade dispute between China and the United States. The increase of average selling price for pet collars was mainly because we sold more Dogness brand products instead of OEM products and we sold more leather pet collars instead of fabric pet collars during the six months ended December 31, 2019.

Pet leashes

Revenue from non-retractable pet leashes decreased by approximately $0.6 million, or 18.2%, from $3.1 million for the six months ended December 31, 2018, to $2.5 million for the six months ended December 31, 2019. The decrease was primarily due to the decrease in sales volume of 0.65 million units, offset by an increased average unit selling price of $1.9 per unit during the six months ended December 31, 2019 as compared to the same period of 2018.

During the six months ended December 31, 2019, as a result of our business strategy shift from focusing on the sales of traditional pet products to focusing on the sales of our intelligent pet products, we reduced the manufacturing and sales of some low-end pet leash products made of fabric. In addition, we received reduced purchase orders from both domestic and overseas customers and accordingly, our sales volume of pet leashes decreased. The increase in our selling price of pet leash products was because we sold more customized leather dog leashes with higher costs in order to meet the specific needs from several large customers. We charged higher selling price to these customers to fulfill the customized sales orders.

3

Intelligent pet products

Our intelligent pet products primarily include App-controlled smart pet feeders, pet water fountains, and smart pet toys. Revenue from intelligent pet products increased by approximately $1.5 million, or 271.2%, to approximately $2.1 million for the six months ended December 31, 2019 from $0.6 million for the six months ended December 31, 2018. The increase was mainly driven by a 191.2% increase in sales volume, as well as the increased average unit selling price of $7.8 per unit during the six months ended December 31, 2019 as compared to the same period of 2018. Among the total increase of $1.5 million, $0.9 million increase was from sales to customers in China domestic market and remaining $0.6 million increase was from sales to customers in overseas market.

Compared with other products, intelligent pet products typically have high selling price due to high-tech concept. As part of our strategic changes, we have shifted our focus and resources from traditional pet products to new, smart, and high value innovative smart pet products. We have seen the increased sales during the six months ended December 31, 2019, and are expected the sales of intelligent pet products will continue to be one of the primary sources of revenue in the near future.

Gift suspenders

Revenue from gift suspenders decreased by approximately $0.4 million, or 19.9%, from $2.1 million for the six months ended December 31, 2018, to $1.7 million for the six months ended December 31, 2019. The decrease in revenue was mainly driven by 32.6% decrease in sales volume during the six months ended December 31, 2019 when we reduced the manufacturing and sales low-end gift suspender products primarily made of fabric as compared to the same period of 2018. The average selling price for gift suspenders remained consistent during the six months ended December 31, 2019 as compared to the same period of 2018.

Pet harnesses

Revenue from pet harnesses decreased by approximately $0.9 million, or 45.3%, from $1.9 million for the six months ended December 31, 2018, to $1.0 million for the six months ended December 31, 2019. The decrease in revenue was due to a 62.4% decrease in sales volume, offset by an increased average unit selling price of $0.9 per unit during the six months ended December 31, 2019 as compared to the same period of 2018. The decrease in sales volume was the result of our reduced production and sales of traditional pet products, as well as reduced sales orders received from several large customers in the United States affected by the negative impact of the ongoing trade dispute between China and the United States. The increase in our selling price of pet harness products was because we fulfilled more customized sales orders in order to meet the specific needs from several large customers. We charged higher selling price to these customers to fulfill the customized sales orders than we would charge for non-customized orders.

Other pet accessories

Other pet accessories include various dog comfort wrap harnesses, pet muzzles, metal chain traffic leashes, pet belt and ropes, and other products, which are normally customized to fulfill customers’ purchase orders. Revenue from other pet accessories decreased by 50.7%, to approximately $0.5 million for the six months ended December 31, 2019, from $1.0 million for the six months ended December 31, 2018. The decrease in revenue was driven by a 70.5% decrease in sales volume, offset by an increased average unit selling price of $0.5 per unit during the six months ended December 31, 2019 as compared to the same period of 2018. The decrease in sales volume was mainly due to reduced purchase orders from major customers located in the United States.

Retractable dog leashes

Revenue from retractable dog leashes decreased by 44.0%, to approximately $0.4 million for the six months ended December 31, 2019, from $0.8 million for the six months ended December 31, 2018. The decrease in revenue was mainly driven by 47.1% decrease in sales volume, offset by an increased average unit selling price of $0.3 per unit during the six months ended December 31, 2019 as compared to the same period of 2018. The decrease in sales volume was mainly due to reduced purchase orders from major customers located in the United States due to increased tariffs related to the China-US trade dispute.

4

Climbing hooks

To meet the increasing market demand for outdoor equipment, we produced and sold climbing hooks to sports equipment companies. Revenue from climbing hooks was $0.4 million for the six months ended December 31, 2019. There were no climbing hook sales in the same period of 2018.

Revenue by Geographic Area

The following table sets forth the breakdown of our revenue by geographic areas for the six months ended December 31, 2019 and 2018:

	For the six months ended December 31,
	2019		2018
Countries	Revenue	% of total Revenue	Revenue	% of total Revenue	Variance	Variance%
Mainland China	$6,138,185	53.5%	$7,683,197	59.9%	$(1,545,012)	(20.1)%
United States	2,283,744	19.9%	2,963,086	23.1%	(679,342)	(22.9)%
Europe	1,195,122	10.4%	1,260,242	9.8%	(65,120)	(5.2)%
Japan and other Asian countries and regions	1,112,127	9.7%	678,886	5.3%	433,241	63.8%
Australia	523,383	4.6%	110,960	0.9%	412,423	371.7%
Canada	161,353	1.4%	58,353	0.4%	103,000	176.5%
Central and south America	62,641	0.5%	81,927	0.6%	(19,286)	(23.5)%
Total	$11,476,555	100%	$12,836,651	100%	$(1,360,096)	(10.6)%

The breakdown of sales by product types in China domestic market is as follows:

Domestic sales by product type	For the Years ended June 30,
	2019		2018		Changes
Product category	Revenue	% of total revenue	Revenue	% of total revenue	Amount	%

Pet collars	$1,314,072	21.4%	$1,742,454	22.7%	$(428,382)	(24.6)%
Pet leashes	1,402,371	22.9%	2,031,166	26.4%	(628,795)	(31.0)%
Intelligent pet products	1,449,651	23.6%	522,240	6.8%	927,411	177.6%
Gift suspenders	504,842	8.2%	752,923	9.8%	(248,081)	(32.9)%
Pet harnesses	582,578	9.5%	1,199,976	15.6%	(617,398)	(51.5)%
Other pet accessories	409,693	6.7%	826,559	10.8%	(416,866)	(50.4)%
Retractable dog leashes	153,048	2.5%	607,879	7.9%	(454,831)	(74.8)%
Climbing hooks	321,929	5.2%	-	-%	321,929	100%
Total sales in China domestic market	$6,138,184	100.0%	$7,683,197	100.0%	$(1,545,013)	(20.1)%

Our domestic sales decreased approximately $1.5 million or 20.1%, from approximately $7.7 million in the six months ended December 31, 2018 to approximately $6.1 million in the six months ended December 31, 2019. The decrease was mainly due to reduced customer orders of our traditional pet products. As a result of our business strategy shift from focusing on sales of traditional pet products to focusing on promoting the sales of our intelligent pet products, we reduced the manufacturing and sales of some low-end pet leash products made of fabric. As a result, our sales of pet collars, pet leashes, gift suspenders, pet harnesses, other pet accessories and retractable dog leashes, decreased approximately $0.4 million, $0.6 million, $0.2 million, $0.6 million, $0.4 million and $0.5 million, respectively, during the six months ended December 31, 2019 as compared to the same period of 2018. However, our sales of intelligent pet products increased approximately $0.9 million or 177.6% as compared to the same period in of 2018 because of our strategic change. Our outdoor sports accessories sales, mainly climbing hooks, also increased by approximately $0.3 million in China’s domestic market during the six months ended December 31, 2019.

With the booming of pet culture in China, more and more young consumers have become pet owners in Mainland China. There are growing demands for smart pet products, including App-controlled smart pet food feeders, pet water fountains, pet tracking devices and smart pet toys. In addition, the shopping channels are diversified due to the rapid change of technology and lifestyle. The younger generations are more tech savvy and more willing to purchase products from popular online shopping sites, including JD, Tmall and Taobao, and from live streaming sales platforms hosted by influencers. Therefore, during the six months ended December 31, 2019, we increased our marketing activities and sales efforts in domestic market, especially on those online shopping sites and channels. This led to the increase of our sales of intelligent pet products by $0.9 million during the six months ended December 31, 2019 as compared to the same period of 2018.

5

The breakdown of sales by product types in international markets is as follows:

International sales by product type	For the Years ended June 30,
	2019		2018		Change
Product category	Revenue	% of total revenue	Revenue	% of total revenue	Amount	%

Pet collars	$1,450,307	27.2%	$1,681,101	32.6%	$(230,794)	(13.7)%
Pet leashes	1,130,671	21.2%	1,063,588	20.6%	67,083	6.3%
Intelligent pet products	660,588	12.4%	46,234	0.9%	614,354	1,328.8%
Gift suspenders	1,157,074	21.7%	1,321,295	25.7%	(164,221)	(12.4)%
Pet harnesses	443,350	8.3%	675,335	13.1%	(231,985)	(34.4)%
Other pet accessories	102,089	1.9%	211,272	4.1%	(109,183)	(51.7)%
Retractable dog leashes	274,136	5.1%	154,629	3.0%	119,507	77.3%
Climbing hooks	120,156	2.2%	-	-%	120,156	100.0%
Total international sales	$5,338,371	100.0%	$5,153,454	100.0%	$184,917	3.6%

Our total sales in international markets increased slightly by approximately $0.2 million or 3.6%, from approximately $5.1 million in the six months ended December 31, 2018 to approximately $5.3 million in the six months ended December 31, 2019. Our international sales were primarily affected by decreased export sales to the United States and Europe, compensated by increased export sales to Australia, Canada, Japan and other Asian countries and regions.

Due to the continued negative impact of the China-US tariff dispute, our export sales to the United States decreased approximately $0.7 million or 22.9%, during the six months ended December 31, 2019 when we received reduced purchase orders from several large customers in the United States, as compared to the same period of 2018. To mitigate the negative impact of the ongoing trade dispute between China and the United States, we strengthened our marketing efforts to promote our sales to other countries and regions, such as Australia, Canada, Japan and other Asian countries and regions. Our export sales to Australia, Canada, Japan and other Asian countries and regions increased by 371.7%, 176.5% and 63.8%, respectively, during the six months ended December 31, 2019, as compared to the same period of 2018.

In terms of our international sales by product type and mix, sales of our traditional pet collars, gift suspenders, pet harnesses, other pet accessories, decreased by approximately 13.7%, 12.4%, 34.4% and 51.7%, respectively, during the six months ended December 31, 2019 as compared to the same period of 2018. However, our sale of intelligent pet products increased approximately $0.6 million or 1,328.8%, our retractable dog leashes increased by $0.1 million or 77.3% and our climbing hooks increased by approximately $0.1 million, respectively, during the six months ended December 31, 2019, as compared to the same period of 2018. International intelligent pet product sales increased at a significantly higher rate than domestic intelligent pet product sales because such products were only introduced in 2018 and minimal international sales occurred that in year.

We have started working with large retail chains in the US and Canada for the distribution of their smart pet products under the Company’s own brand rather than just serving as an OEM supplier. We expect the revenue to be generated from these efforts could mitigate, at least in part, offset the decreased OEM sales in the United States. We also expect that the newly developed intelligent pet products will become the leading revenue source for our international sales, as we have already seen a clear trend in our domestic market.

Sales to related parties

In our fiscal year 2019, we acquired 10% of the ownership interest in Dogness Network Technology Co., Ltd (“Dogness Network”) and 13% of the ownership interest in Linsun Smart Technology Co., Ltd (“Linsun”), for the purpose of working together to develop new products and new technologies in smart pet tech area.

6

During the six months ended December 31, 2019 and 2018, we sold certain intelligent pet products to Dogness Network and Linsun, accordingly reported related party sales of $588,733 and $206,052, which accounted for 5.1% and 1.6% of our total revenue for the six months ended December 31, 2019 and 2018, respectively. Our sales to related party do not have right of return and we do not provide other credits or sales incentive to related party customers. Pricing for related and unrelated customers are on substantially the same terms. As of December 31, 2019, we had $434,125 receivable from Dogness Network, and as of the date of this filing, $194,566 has been collected back and we anticipate to fully collect the remaining amount before June 30, 2020.

Cost of revenues

Cost of revenues decreased by approximately $0.5 million, or 6.2%, from approximately $8.2 million in the six months to approximately $7.7 million for the six months ended December 31, 2019. The decrease in our cost of revenues was mainly due to the decrease of sales volume by 43.6% in the current period. As a percentage of revenues, the cost of goods sold increased by 3.2 percentage points to 67.1% in the current period from 63.9% in the same period of the prior fiscal year. This was mainly because the increased costs associated with our intelligent pet products and increased costs associated with our fulfillment of certain customized orders for our leather pet collars and leashes products.

Gross profit

For the six months ended December 31, 2019, gross profit decreased by approximately $0.8 million to approximately $3.8 million, from approximately $4.6 million for the same period of 2018, primarily attributable to decreased sales volume of our traditional pet products and increased costs associated with our intelligent pet products and leather pet collars and leashes. Overall gross profit margin was 32.9%, a decrease of 2.7 percentage points, compared to 36.1% for the same period of the prior fiscal year.

Gross margins for pet leashes, pet harnesses, retractable dog leashes, pet collars decreased by 11.6 percentage points, 4.3 percentage points, 7.4 percentage point and 5.5 percentage points, respectively, in the six months ended December 31, 2019 as compared to the same period of 2018. The decrease was mainly due to the increased raw material costs because we produced more leather products instead of fabric products to fulfill customized orders, as well as the increased salary expenses due to higher labor costs as compared to the same period last year.

Gross margin for our intelligent pet products, other pet accessories and gift suspender increased by 8.3 percentage points, 6.5 percentage points and 1.2 percentage points, as compared to the same period of 2018. The increase in gross margin was primarily attributable to our improvements in technical design and functionality of the component and parts for intelligent pet products, other pet accessories and gift suspender, as a result, the average unit selling price on our intelligent pet products, other pet accessories and gift suspender increased by 27.3%, 76.2%, and 36.6%, respectively, as compared to the same period of 2018.

Gross margin for climbing hooks was 28.2% during the six months ended December 31, 2019. As noted above, no climbing hoods were sold during the six months ended December 31, 2018. The gross margin for climbing hooks is within our expectation.

Gross profits by product type were as follows:

	For the six months ended December 31,
	2019		2018
Product category	Gross profit	Gross profit %	Gross profit	Gross profit %	Variance in Gross profit	Variance in Gross profit %
Pet collars	$861,365	31.2%	$1,256,541	36.7%	$(395,176)	(5.5)%
Pet leashes	636,320	25.1%	1,134,887	36.7%	(498,567)	(11.6)%
Intelligent pet products	904,132	42.8%	196,171	34.5%	707,961	8.3%
Gift suspenders	563,683	33.9%	678,785	32.7%	(115,102)	1.2%
Pet harnesses	358,666	35.0%	735,971	39.2%	(377,305)	(4.2)%
Other pet accessories	182,167	35.6%	302,045	29.1%	(119,878)	6.5%
Retractable dog leashes	149,885	35.1%	324,192	42.5%	(174,307)	(7.4)%
Climbing hooks	124,688	28.2%	-	-	124,688	100%
Total	$3,780,906	32.9%	$4,628,592	36.1%	$(847,686)	(3.2)%

7

Selling expenses

Selling expenses primarily included expenses incurred for participating in various trade shows to promote product sales, salary and sales commission expenses paid to the Company’s sales personnel, customs clearance charges for product exports, and shipping and delivery expenses. Selling expenses decreased by $0.2 million, or 18.6% from $1.1 million in the six months ended December 31, 2018, to $0.9 million in the six months ended December 31, 2019. The decrease in selling expense was primarily due to decreased exhibition fees by $91,229 and decreased marketing expenses by $135,504 because we only attended 2 major exhibition shows during the six months ended December 31, 2019. For the same period of 2018, we attended 4 major exhibition shows. As a percentage of sales, our selling expenses were 8.1% and 9.0% of our total revenues for the six months ended December 31, 2019 and 2018, respectively.

General and administrative expenses

General and administrative expenses increased by approximately $0.1 million, or 4.1%, from approximately $2.8 million in the six months ended December 31, 2018, to approximately $2.9 million in the six months ended December 31, 2019. The slight increase was mainly due to increased bad debts by approximately $0.2 million because we accrued additional bad debt on our accounts receivable based on collectability assessment, and increased depreciation and amortization by approximately $0.3 million because our Meijia plant has been put into production during the six months ended December 31, 2019, increased rental expenses by approximately $0.2 million because we leased a piece of land to build a warehouse in Dongguan city, offset by decreased consulting fees and professional fees by approximately $0.4 million because we reduced business strategy related consultation with third-parties during current period than we did in the same period of last year, and decreased salaries by approximately $0.2 million. As a percentage of sales, our general and administrative expenses were 25.6% and 22.0% of our total revenues for the six months ended December 31, 2019 and 2018, respectively.

Research and development expenses

Research and development expenses decreased by approximately $0.4 million, or 72.4%, from approximately $0.5 million in the six months ended December 31, 2018, to approximately $0.1 million in the six months ended December 31, 2019. As a percentage of sales, our research and development expenses were 1.3% and 4.2% of our total revenues for the six months ended December 31, 2019 and 2018, respectively. The decrease was due to larger development costs to develop cutting edge smart pet products were incurred in the six months ended December 31, 2018. Although our research and development expenses decreased during the six months ended December 31, 2019, in order to meet customer demand, we may incur additional R&D expenses in the near future to improve some of the functions and exterior designs of our existing products and use environmentally-friendly materials to develop more new high-tech products.

Other income (expense)

Other income (expense) primarily included interest income or expense and foreign exchange gain or loss. For the six months ended December 31, 2019 and 2018, the Company had other expense of approximately $82,245 and other income of $0.9 million, respectively. For the six months ended December 31, 2019, our other expenses included $104,040 bank loan interest due to higher loan balance compared to the same period last year, offset by a foreign exchange gain of $46,905 in the current period due to the favorable USD, Euro, and other currency exchange rates against RMB on our foreign currency denominated account receivables. For the six months ended December 31, 2018, our other income of $0.9 million was comprised of a foreign exchange gain of $0.5 million due to favorable USD, Euro, and other currency exchange rates against the RMB on the Company’s foreign currency denominated account receivable and $0.4 million in interest income from the Company’s short-term investments.

Income tax

Income tax expense decreased by approximately $0.2 million or 68.2%, from approximately $0.3 million in the six months ended December 31, 2018, to approximately $0.1 million in the six months ended December 31, 2019. The decrease was consistent with the decrease in our taxable income for the six months ended December 31, 2019.

We had accrued tax liabilities of approximately $3.1 million and $2.9 million as of December 31, 2019 and June 30, 2019, respectively, mostly related to our unpaid income tax and business tax in China. According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, since all of the taxes owed are local taxes, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. Management has discussed with local tax authorities regarding the outstanding tax payable balance after the Company successfully completed its IPO and is in the process of negotiating a settlement plan agreement. Management is currently actively working with the local tax authority and believes it is likely that the Company can reach an agreement with the local tax authority to fully settle its tax liabilities within one year but cannot guarantee such settlement will ultimately occur.

8

Net loss

Net loss was approximately $0.42 million for the six months ended December 31, 2019, a decrease of $1.15 million or 158.4%, from a net income $0.73 million in the same period of 2018. The decrease in net income was the result of decreased sales and gross profit as discussed above.

Cash flows

Net cash provided by operating activities was $1.8 million for the six months ended December 31, 2019, including net loss of $0.5 million, adjusted for non-cash items for approximately $2.3 million, offset adjustments for changes in working capital around $0.1 million. The adjustments for changes in working capital mainly included increased accounts receivable of $0.3 million and increased accounts payable of $0.8 million, offset by the increased inventory stockpile of $1.0 million mainly due to increased work-in-process inventory to meet increased market demand for our intelligent pet products during the six months ended December 31, 2019.

Net cash used in investing activities was $4.2 million for the six months ended December 31, 2019, comparing to $2.0 million net cash provided by investing activities for the six months ended December 31, 2018. The decrease in investing cash flow was mainly due to the proceeds of $3.6 million received upon maturity for short-term investments, offset by $7.3 million investment on construction in progress, $0.2 million investment on property, plant and equipment, and $0.2 million capital investments in Linsun and Dogness Network.

Net cash provided by financing activities was $1.3 million for the six months ended December 31, 2019, comparing to $1.7 million net cash used in financing activities for the six months ended December 31, 2018. The increase in financing cash flow was mainly due to the proceeds of approximately $4.3 million from bank loans, offset by the repayment of $2.8 million for bank loans upon maturity.

Commitments and Contractual Obligations

The following table presents the Company’s material contractual obligations as of December 31, 2019:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases commitment (1)	$1,525,251	$191,134	$415,542	$423,972	$494,603
Repayment of bank loan (2)	4,305,420	4,305,420	-	-	-
Equity investments obligation (3)	531,002	531,002
Capital injection obligation (4)	15,574,095	734,792	-	-	14,839,303
Capital expenditure commitments on Dongguan Jiasheng (5)	5,209,558	5,209,558	-	-	-
Total	$27,145,326	$10,971,906	$415,542	$423,972	$15,333,906

(1)	The Company’s subsidiary Dogness Jiasheng leases manufacturing facilities and administration office spaces under multiple operating lease agreements. We adopted ASU No. 2016-02—Leases (Topic 842) on July 1, 2019, using a modified retrospective transition method. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of lease assets and lease liabilities of approximately $5.4 million and $1.5 million, respectively, as of December 31, 2019.

(2)

As of December 31, 2019, the Company had a loan balance of RMB 18 million ($2,583,252) borrowed from Bank of Communications of China. The loan has a term of one year from September 5, 2019 to September 5, 2020 with effective interest rate of 5.873% per annum.

As of December 31, 2019, the Company had a loan balance of RMB 12 million ($1,722,168) borrowed from Industrial and Commercial Bank of China. The loan has a term of one year from August 9, 2019 to August 8, 2020 with effective interest rate of 5.655% per annum.

9

(3)

In November 2018, the Company entered into an equity investment agreement with Dogness Network Technology Co., Ltd (“Network”) to invest RMB 8.0 million ($1,148,112) to acquire 10% of the shares of Network. As of the date of this filing, the Company made capital contribution of RMB 4.4 million ($631,462) and still has the obligation to make further capital injection of RMB 3.6 million($516,650) within the next 12 months from December 31, 2019.

(4)

On July 6, 2018, a new entity named Dogness Intelligence Technology Co., Ltd. (“Intelligence”), was incorporated under the laws of the People’s Republic of China in Guangzhou City, Guangdong Province, China with a total registered capital of RMB 80 million (approximately $11.5 million). One of the Company’s subsidiaries, Dongguan Jiasheng, owns 58% of Intelligence and accordingly is required to contribute RMB 46.4 million (approximately $6.7 million) of capital to this new entity. As of the date of this filing, Dongguan Jiasheng has not made the capital contribution. Pursuant to the article of incorporation of Intelligence, the Company is required to complete the capital contribution before May 22, 2038.

On January 15, 2020, one of the Company’s subsidiaries, Dongguan Dogness, entered into an agreement with one of the original shareholders of Dogness Pet Culture (Dongguan) Co. Ltd. (“Dogness Culture”), who is related to Mr. Silong Chen, our Chief Executive Officer, to acquire 51.2% ownership interest of Dogness Culture with nominal consideration. Dogness Culture was originally incorporated on December 14, 2018 and had no active business operations since its inception. The related party established Dogness Culture at the request of the Company, with the intention of promptly transferring ownership interests to Dongguan Dogness once Dogness Culture was formed.

On April 3, 2020, the share transfer was approved by local business registration office with a total registered capital of RMB 10 million (approximately $1.4 million). Dongguan Dogness paid its share of the registered capital of RMB 5.12 million (approximately 0.73 million) on April 16, 2020. Dogness Culture will be mainly focused on developing and cultivating pet culture, guiding pet related consumption and expanding potential pet related consumer markets.

The Company is also obligated to make registered capital contributions to its subsidiary Zhangzhou Meijia Metal Product Ltd. (“Meijia”) and Dongguan Jiasheng Enterprise Ltd. (“Dongguan Jiasheng”) to meet the requirement of State Administration for Industry and Commerce (“SAIC”) of China. As of December 31, 2019, future registered capital contribution commitments for Meijia and Dongguan Jiasheng was RMB 21 million (approximately $3 million) and RMB 36 million (approximately $5.2 million), respectively. During January to May 2020, the Company made additional capital contribution of RMB 1.05 million (approximately $0.15 million) into Meijia, and RMB 21.0 million (approximately $3.0 million) into Dongguan Jiasheng. As a result, as of the date of this filing, future capital contribution to Meijia and Dogguan Jiasheng has been lowered down to approximately $2.9 million and $2.2 million, respectively, which is required to complete the capital injection before 2025 and 2040, respectively.

(5)

The Company’s subsidiary Dongguan Jiasheng plans to expand the factory including a warehouse with original estimated budgeted costs of RMB 75 million ($10.8 million). As of December 31, 2019, the Company has already spent RMB 38.7 million ($5.6 million) and estimated additional RMB 36.3 million ($5.2 million) will be spent on the remaining construction work, window frames and interior and exterior decoration in calendar years 2020 and 2021.

Subsequently, from January 2020 to May 2020, the Company spent an additional RMB 12.7 million ($1.8 million) on this project. As of the date of this filing, the Company’s future capital commitment on this warehouse is approximately RMB 23.6 million ($3.4 million). The actual investment amount might be adjusted based on further confirmed capital needs. The construction is expected to be completed by first quarter 2021.

As a result of the above-mentioned subsequent payment for the registered capital injection to meet the SAIC requirement and capital expenditure on the construction in progress (“CIP”) project, the Company’s material contractual obligations as of the date of this filing has been lowered down to the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases commitment	$1,525,251	$191,134	$415,542	$423,972	$494,603
Repayment of bank loan	4,305,420	4,305,420	-	-	-
Equity investments obligation	516,650	516,650
Capital injection obligation	11,674,836	-	-	-	11,674,836
Capital expenditure commitments on Dongguan Jiasheng	3,386,940	3,386,940	-	-	-
Total	$21,409,097	$8,400,144	$415,542	$423,972	$12,169,439

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We plan to fund these CIP projects through our working capital generated from our operations, bank borrowings, the proceeds from the IPO and other capital raising activities.

As of December 31, 2019, the Company had future minimum capital expenditure commitment of approximately $11 million related to operating lease, repayment of bank loans, equity investment obligation, capital injection obligation and its construction-in-progress projects within the next twelve months. Subsequently, the Company invested additional $1.8 million on construction of its warehouse during January to April 2020 period. As of the date of this filing, total capital expenditure commitment for the next 12 months has been lowered down from $11.0 million as of December 31, 2019 to approximately $8.4 million.

We plan to meet our future capital expenditure commitment through our working capital generated from our operations, bank borrowings, the proceeds from the IPO and other capital raising activities. Our major capital source including the following:

As of December 31, 2019, we had cash and cash equivalents of approximately $1.4 million. We also had short-term investments of approximately $7.3 million because we used the excessive cash from the IPO proceeds to purchase interest-bearing wealth management financial products from banks and such short-term investments have maturities ranging from one to three months. These short-term investments are highly liquid and can be used as working capital when needed. We also had outstanding accounts receivable of approximately $4.6 million (including accounts receivable of approximately $4.2 million from third-party customers and approximately $0.4 million accounts receivable from related parties), among which approximately $3.7 million or 79.6% has been subsequently collected back during January to May 2020 , and become available for use in our operation as working capital if necessary.

As of December 31, 2019, we had outstanding bank loans of approximately $4.3 million (RMB 30 million) from various banks in China. To secure these debts, we pledged certain land use rights and buildings as collateral to safeguard these bank loans, and Mr. Silong Chen and his parents also jointly signed a maximum guarantee agreement to provide additional guarantee to these bank loans. We expect that we would be able to renew all of our existing bank loans upon their maturity based on past experience and our good credit history. Subsequently, on February 6, 2020, one of the Company’s subsidiaries in the U.S., Dogness Group LLC, signed a loan agreement with Cathay Bank and obtained a line of credit $1.2 million for two years at the U.S. prime rate.

We are now also exploring additional capital raising opportunities. Management expects to generate significant amount of revenue from the newly developed intelligent pet products, which may further strengthen our cash position.

As of December 31, 2019, our current assets were approximately $21.2 million, and our current liabilities were approximately $10.4 million, which resulted in working capital of approximately $10.8 million and a current ratio of 2.0:1. Total shareholders’ equity as of December 31, 2019 was approximately $60.0 million.

Based on the current operating plan, we believe that the above-mentioned measures collectively will provide sufficient liquidity for the Company to meet its future liquidity and capital requirement for at least next 12 months from the date of this filing.

Recent developments

Coronavirus (“COVID-19”) Impact

Our operations are also affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which in March 2020, was declared a pandemic by the World Health Organization. The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses. Our business has been negatively impacted by the COVID-19 coronavirus outbreak to a certain extent.

From late January 2020 to the middle of February 2020, we had to temporarily suspend our manufacturing activities due to government restrictions. During the temporary business closure period, our employees had very limited access to our manufacturing facilities and the shipping companies were not available and as a result, we experienced difficulty delivering our products to our customers on a timely basis. In addition, due to the COVID-19 outbreak, some of our customers or suppliers may experience financial distress, delay or default on their payments, reduce the scale of their business, or suffer disruptions in their business due to the outbreak. Any increased difficulty in collecting accounts receivable, delayed raw materials supply, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations.

11

We have gradually resumed our sales activities and productions in China since middle February 2020. Our business activities have been fully brought back to normal track in late March 2020. However, due to COVID-19 impact, the number of our employees decreased approximately 10% due to travel restrictions. As of the date of this filing, the COVID-19 coronavirus outbreak in China appears to have slowed down and most provinces and cities have resumed business activities under the guidance and support of the government. However, there is still significant uncertainty around the world regarding the breadth and duration of business disruptions related to COVID-19, which could continue to impact our export sales to the U.S. and other international markets. Although our U.S. office remained open, some of our staff in that office worked remotely. All staff are back to regular schedule since May 1, 2020. In addition, we have experienced reduced orders and slower responses from customers and other business partners as a result of such third parties’ staff working from home. On the other hand, we have seen the mix of fulfilled by merchant orders on shopping platforms increase due to such platforms’ slower shipping schedules for certain of our products

In light of the current circumstances and available information, we estimate that for the period from January to April 2020, our revenues could be approximately 50% lower as compared to the same period of last year, to an estimated amount of $4.6 million. To mitigate the impact of COVID-19 pandemic, our sales team increases sales and marketing efforts to work with online sales channels, large ecommerce platforms and large wholesalers, such as JD, Tmall, Taobao, Amazon, BestBuy and Costco. We have seen a sign of consumption rebound from both our domestic and international sales. We are currently upgrading our products and optimizing product categories to get ready for the expected demand rebound. We expect the negative impact of the COVID-19 coronavirus outbreak on our business to be temporary and our revenues to grow after the pandemic for both of our innovative smart pet products and high-quality traditional pet products.

Dogness Pet Culture (Dongguan) Co. Ltd.

On January 15, 2020, one of the Company’s subsidiaries, Dongguan Dogness, entered into an agreement with one of the original shareholders of Dogness Pet Culture (Dongguan) Co. Ltd. (“Dogness Culture”), who is related to Mr. Silong Chen, our Chief Executive Officer, to acquire 51.2% ownership interest of Dogness Culture with nominal consideration. Dogness Culture was originally incorporated on December 14, 2018 and had no active business operations since its inception. The related party established Dogness Culture at the request of the Company, with the intention of promptly transferring ownership interests to Dongguan Dogness once Dogness Culture was formed.

Total registered capital of Dogness Culture is RMB 10 million (approximately $1.4 million). On April 16, 2020, Dongguan Dogness contributed RMB 5.12 million (approximately 0.73 million) into Dogness Culture which represents 51.2% of total registered capital. The remaining ownership interests are owned by two unrelated parties. Dogness Culture will mainly focus on developing and cultivating pet culture, guiding pet related consumption and expanding potential pet related consumer markets.

Bank Line of Credit

On February 6, 2020, one of the Company’s subsidiaries in the U.S., Dogness Group LLC, signed a loan agreement with Cathay Bank to allow Dogness Group LLC to borrow a total of $1.2 million for two years at the U.S. prime rate. The loan is secured by a general security agreement covering the Plano, Texas office building property of Dogness Group LLC. The purpose of this loan is to expand the business operation and increase the marketing and sales activities in the United States and other international markets. As of the date of this filing, Dogness Group LLC has received $900,000 from this loan.

Meijia Manufacturing Facility Started the Production Run

On March 16, 2018, the Company acquired 100% of the equity interests in Zhangzhou Meijia Metal Product Co., Ltd (“Meijia”) from its original shareholder, for a total cash consideration of RMB 71.0 million ($10.7 million). After the acquisition, the Company started building its own facilities and office spaces to expand the production capacity in order to fulfill increased customer orders. The Company invested approximately RMB 110 million ($16.0 million) on the renovation and purchase of equipment and machinery to bring Meijia manufacturing facility into use. Meijia plant started test operations in August 2019, and has started normal production since December 2019 upon passing the final inspection conducted by the local government. The Company expects that the Meijia plant will reach its designed production capacity by June 2021.

12

Increase in the capital contribution to Meijia and Dongguan Jiasheng

Zhangzhou Meijia Metal Product Ltd.

The Company’s subsidiary Meijia was incorporated under the laws of the People’s Republic of China with a total registered capital of RMB 60.0 million (approximately $8.6 million). Before June 30, 2019, RMB 30 million (approximately $4.3 million) capital contribution has been made.

During the six months ended December 31, 2019, the Company made additional capital contribution of RMB 9.0 million (approximately $1.3 million) in Meijia. Between January 2020 and the date of this filing, the Company made additional capital contribution of RMB 1.05 million (approximately $0.15 million). The total paid registered capital of Meijia is RMB 40.05 million (approximately $5.7 million) as of the date of this filing. Pursuant to the articles of incorporation of Meijia, the Company is required to complete the remaining $2.9 million capital contribution into Meijia before December 30, 2025 as the Company’s available funds permit.

Dongguan Jiasheng Enterprise Ltd.

The Company’s subsidiary Dongguan Jiasheng was incorporated under the laws of the People’s Republic of China with a total registered capital of RMB 50.0 million (approximately $7.2 million). Before June 30, 2019, RMB 10 million (approximately $1.4 million) capital contribution has been made.

During the six months ended December 31, 2019, the Company made additional capital contribution of RMB 4.0 million (approximately $0.6 million) in Dongguan Jiasheng. Between January 2020 and the date of this filing, the Company made additional capital contribution of RMB 21.0 million (approximately $3.0 million). The total paid registered capital of Dongguan Jiasheng is RMB 35.0 million (approximately $5.0 million) as of the date of this filing. Pursuant to the articles of incorporation of Dongguan Jiasheng, the Company is required to complete the remaining $2.2 million capital contribution into Dongguan Jiasheng before January 14, 2040 as the Company’s available funds permit.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

The Company adopted ASU No. 2016-02—Leases (Topic 842) on July 1, 2019, using a modified retrospective transition method permitted under ASU No. 2018-11. This transition approach provides a method for recording existing leases only at the date of adoption and does not require previously reported balances to be adjusted. In addition, we elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allowed us to carry forward the historical lease classification. Adoption of the new standard resulted in the recording of additional lease assets and lease liabilities of approximately $5.4 million and $1.5 million, respectively, as of December 31, 2019. The standard did not materially impact our consolidated net earnings and had no impact on cash flows.

Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” or ASU 2016-13. ASU 2016-13 requires companies to measure credit losses utilizing a methodology that reflects expected credit losses and requires consideration of a range of reasonable information to estimate credit losses on certain types of financial instruments, including trade receivables and available-for-sale debt securities. ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, including those interim periods within those fiscal years. The Company is currently assessing the impact of adopting this standard, but based on a preliminary assessment, does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement,” or ASU 2018-13. ASU 2018-13 removes, modifies and adds certain disclosure requirements in Topic 820 “Fair Value Measurement”. ASU 2018-13 eliminates certain disclosures related to transfers and the valuations process, clarifies the measurement uncertainty disclosure, and requires additional disclosures for Level 3 fair value measurements, including the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. ASU 2018-13 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the potential impact on its disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, with early adoption permitted. The Company does not expect adoption of the new guidance to have a significant impact on our financial statements.

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UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL DATA

DOGNESS (INTERNATIONAL) CORPORATION

Unaudited Condensed Consolidated Balance Sheets

(In USD)

	As of
	December 31, 2019	June 30, 2019
ASSETS
CURRENT ASSETS
Cash	$1,396,520	$2,550,152
Short-term investments	7,290,511	11,073,200
Accounts receivable, net	4,158,469	5,164,380
Accounts receivable - related parties	542,809	244,764
Inventories, net	6,202,977	5,362,731
Prepayments and other current assets	1,578,144	1,527,397
Total current assets	21,169,430	25,922,624

Property, plant and equipment, net	41,386,972	35,516,368
Operating lease right-of-use assets	5,436,624	-
Intangible assets, net	2,191,073	2,226,798
Long term prepayments for land lease	-	4,107,550
Long term investments in equity investees	1,244,370	995,131
Deferred tax assets	328,605	255,456
TOTAL ASSETS	$71,757,074	$69,023,927

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	$4,305,420	$2,914,000
Accounts payable	663,248	543,158
Accounts payable - related parties	662,399	-
Advance from customers	241,716	179,306
Taxes payable	3,033,247	2,909,097
Accrued liabilities and other payable	1,301,907	1,526,862
Operating lease liability - current	191,134	-
Total current liabilities	10,399,071	8,072,423
Operating lease liability - noncurrent	1,334,117	-
Total liabilities	11,733,188	8,072,423

Commitments

STOCKHOLDERS’ EQUITY
Common Shares, $0.002 par value, 100,0000,0000 shares authorized, 25,913,631 issued and outstanding
Common shares A	33,689	33,689
Common shares B	18,138	18,138
Additional paid-in capital	53,150,531	52,827,145
Statutory reserves	191,716	191,716
Retained earnings	11,274,536	11,657,630
Accumulated other comprehensive (deficit)	(4,714,164)	(3,894,300)
Total stockholders’ equity	59,954,446	60,834,018
Noncontrolling interest	69,440	117,486
Total equity of Dogness (International) Corporation	60,023,886	60,951,504
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$71,757,074	$69,023,927

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DOGNESS (INTERNATIONAL) CORPORATION

Unaudited Condensed Consolidated Statement of

Operations and Other Comprehensive Loss

(In USD)

	For the Six Months Ended December 31,
	2019	2018

Revenues
Revenues	$10,887,822	$12,630,599
Revenues - related parties	588,733	206,052
Total Revenues	11,476,555	12,836,651
Cost of revenues	(7,695,649)	(8,208,059)
Gross Profit	3,780,906	4,628,592

Operating expenses:
Selling expenses	933,861	1,155,750
General and administrative expenses	2,936,038	2,821,646
Research and development expenses	148,528	538,680
Total operating expenses	4,018,427	4,516,076

Income (loss) from operations	(237,521)	112,516
Other income (expenses):
Interest income (expenses), net	(125,384)	400,104
Foreign transaction exchange gain (loss)	46,905	526,745
Other income, net	(3,766)	16,322
Total other income (expense)	(82,245)	943,171

Income (loss) before income taxes	(319,766)	1,055,687
Provision for income taxes	104,730	329,096
Net income (loss)	(424,496)	726,591
Less: net loss attributable to noncontrolling interest	(41,402)	-
Net income (loss) attributable to Company	(383,094)	726,591

Other comprehensive loss:
Foreign currency translation loss	(826,508)	(1,862,350)
Comprehensive loss	(1,251,004)	(1,135,759)
Less: net loss attributable to noncontrolling interest	(48,046)	-
Comprehensive loss attributable to the Company	$(1,202,958)	$(1,135,759)

Earnings (Loss) Per share
Basic	$(0.01)	$0.03
Diluted	$(0.01)	$0.03

Weighted Average Shares Outstanding
Basic	25,913,631	25,913,631
Diluted	25,913,631	25,913,631

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DOGNESS (INTERNATIONAL) CORPORATION

Unaudited Condensed Consolidated Statements of Cash Flows

(In USD)

	For the Six Months Ended December 31,
	2019	2018

Cash flows from operating activities:
Net income (loss)	$(424,496)	$726,591
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,241,048	643,777
Share-based compensation for services	323,386	341,127
Loss on disposition of fixed assets	34,420	-
Changes in inventory reserve	77,338	(4,747)
Change in bad debt allowance	205,829	(38,609)
Deferred tax expenses (benefit)	(58,936)	(9,498)
Unrealized foreign exchange gain	168,416	68,314
Amortization of operating lease right-of-use assets	301,090	-
Changes in operating assets and liabilities:
Accounts receivable	332,251	(878,054)
Inventories	(980,685)	(1,037,754)
Prepayments and other assets	(207,510)	(4,258,776)
Accounts payables	783,274	1,036,739
Accrued expenses and other liabilities	(203,790)	(467,613)
Advance from customers	64,412	(52,411)
Accretion of discounted operating lease liability	(57,218)	-
Taxes payable	166,354	356,989
Net cash provided by (used in) operating activities	1,765,183	(3,573,925)

Cash flows from investing activities:
Purchase of property, plant and equipment	(225,789)	(7,268,272)
Additions to construction in progress	(7,346,106)	-
Proceeds from disposition of fixed assets	5,847	-
Long-term investments in investees	(244,704)	(471,224)
Purchase of intangible assets	(18,509)	(22,031)
Proceeds upon maturity of short-term investments	3,585,204	9,715,318
Net cash provided by (used in) investing activities	(4,244,057)	1,953,791

Cash flows from financing activities:
Proceeds from short-term bank loans	4,268,100	-
Repayment of short-term bank loans	(2,845,400)	(1,734,102)
Repayment of related party loans	(82,870)	(9,045)
Net cash provided by (used in) financing activities	1,339,830	(1,743,147)

Effect of exchange rate changes on cash	(14,588)	(519,421)
Net decrease in cash	(1,153,632)	(3,882,703)
Cash, beginning of period	2,550,152	7,085,235
Cash, end of period	$1,396,520	$3,202,532

Supplemental disclosure information:
Cash paid for income tax	$9,538	$16,751
Cash paid for interest	$104,040	$55,993

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dogness (International) Corporation

	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer
(Principal Executive Officer) and Duly Authorized Officer

Dated: June 4, 2020

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